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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 1)

                                 SYNQUEST, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    87160X100
                                 (CUSIP Number)

                                    COPY TO:

    Christopher J. Austin, Esq.               Peter R. Shields, President & CEO
    Ropes & Gray                              Tilion, Inc.
    One International Place                   100 Hayden Avenue
    Boston, Massachusetts 02110               Lexington, MA 02421

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 15, 2002
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  87160X100                SCHEDULE 13D               Page 2 of 9 Pages

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1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
             Tilion, Inc., IRS Identification No. 04-3493115
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   X (1)
             N/A                                                   (b)  [ ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS
             WC; OO
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEM 2(d) or 2(e)
             N/A
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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NUMBER OF         7.    SOLE VOTING POWER
SHARES                        5,280,000 shares
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH                          14,213,750 shares
REPORTING         --------------------------------------------------------------
PERSON            9.    SOLE DISPOSITIVE POWER
WITH                          5,280,000 shares
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                              0 shares
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,280,000 shares individually; 14,213,750 shares as member of group
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
             N/A
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             31.1% as individual beneficial owner; 83.6% as member of a group(2)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

      (1) Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined herein) as described in Item 4 of this Amendment No. 1 to this Schedule 13D.


                                Page 2 of 9 Pages
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      (2) These percentages are calculated based upon 17,000,482 shares of
SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filing with the Securities Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined below) and (c) 11,106,828 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement, as described in Item 4 of this Statement on Schedule 13D.


                                Page 3 of 9 Pages
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      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed on behalf of Tilion Inc., a Delaware corporation ("Tilion"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on September 9, 2002 (the "Original Schedule 13D") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock") of SynQuest, Inc. (the "Company").

      Unless otherwise indicated in this Amendment No. 1, each capitalized term used but not otherwise defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

      Tilion is making this filing as a member of a "group" solely as a result of its being a party to the Shareholders Agreement described in Item 4 of this Amendment No. 1. The parties to the Shareholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

Item 2. Identity and Background.

      The information in Item 2 of the Original Schedule 13D is hereby amended and supplemented by the following information:

(b) The address of the principal place of business of Tilion is c/o Peter R. Shields, 100 Hayden Avenue, Lexington, MA 02421.


Item 3. Source and Amount of Funds or Other Consideration.


      The information in Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following information:

      On November 15, 2002 pursuant to the terms of the Stock Purchase Agreement, as amended and restated on September 20, 2002 (as amended and restated, the "Stock Purchase Agreement"). Under the terms of the Stock Purchase Agreement, Tilion agreed to purchase 5,280,000 shares of SynQuest Series A preferred stock ("Series A Preferred") at a purchase price of $2.50 per share for an aggregate investment of $13.2 million in cash.

      Tilion's Board of Directors and a majority of its stockholders have approved a plan to distribute the shares of SynQuest Series A Convertible Preferred Stock, par value $.01 per share ("Series A Preferred") to the holders of Tilion's Series A and Series B Preferred Stock. In connection with the liquidation, it is expected that North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P. (together, "North Bridge") and Venrock Associates, Venrock Associates II, L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund, L.P. (collectively, "Venrock") will each receive 1,490,770 shares of SynQuest Series A Preferred and Lucent Venture Partners I, LLC ("Lucent") will receive 890,848 shares of SynQuest Series A Preferred at the time of the liquidation.

Item 4. Purpose of Transaction.


                                Page 4 of 9 Pages
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      The information in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

      On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement entered into an Amended and Restated Shareholders Agreement (as amended and restated, the "Shareholders Agreement"), pursuant to which they have agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and
(d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants North Bridge, Venrock, Lucent and the Investors in the Private Placement a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a "qualified offering" (as defined in the Shareholders Agreement).

      The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest's securities are then listed, the audit committee of SynQuest's board of directors. For a period of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of SynQuest's board of directors, SynQuest makes a tender offer for our outstanding shares of Common Stock using SynQuest's then-existing funds or additional funds invested by the Investors in SynQuest's other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of our Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

      SynQuest also entered into an Amended and Restated Registration Rights Agreement (as amended and restated, the "Registration Rights Agreement"), dated as of September 20, 2002, with the Investors in the Private Placement, stockholders of Viewlocity who will receive shares of SynQuest Common Stock in the Viewlocity Merger, Warburg, Pincus Investors, L.P. , SynQuest's majority shareholder, and North Bridge, Venrock and Lucent. This group of stockholders is referred to as the "registration rights holders." The Registration Rights Agreement is the agreement that governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these registration rights holders. Most of Tilion's preferred stockholders who will receive shares of SynQuest Series A preferred stock at the time of the liquidation of Tilion have also become parties to the Registration Rights Agreement. Holders of SynQuest Series A Preferred will have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

      SynQuest has agreed to file a "shelf" registration statement within 180 days after the closing of the transactions registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the closing date of the transactions.


                                Page 5 of 9 Pages
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      The Registration Rights Agreement grants additional registration rights, known as "piggyback" registration rights, to the purchasers. The piggyback investors are the Investors who will receive Series A Preferred in the transactions. The piggyback registration rights require SynQuest to give these investors notice of SynQuest's intention to file registration statements covering its equity securities with the SEC. If the piggyback investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

   - If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the piggyback investors' Common Stock as is permitted to be included by the managing underwriter.

   - If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the piggyback investors shall be excluded from the registration on a pro rata basis among the piggyback investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

   - If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the piggyback investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the piggyback investors.

      SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require that the registration rights holders refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and (iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement. In addition, pursuant to lockup agreements, the registration rights holders have agreed not to sell their shares of Common Stock until one year after the closing date of the transactions.

      On November 21, 2002, the NASDAQ SmallCap Market notified SynQuest that it deemed the Viewlocity Merger to constitute a reverse merger under the Marketplace Rules and that SynQuest would be required to meet the initial listing requirements under the Marketplace Rules. As of that date, SynQuest was not able to satisfy these requirements, and accordingly, NASDAQ notified SynQuest that it would be delisted from the NASDAQ SmallCap Market effective at the open of business November 21, 2002.

      On November 15, 2002, SynQuest consummated its previously announced merger with Viewlocity (the "Viewlocity Merger"). As consideration for the Viewlocity Merger, SynQuest issued a total of 2,946,857 shares of Common Stock (after giving effect to the issuance of cash in lieu of fractional shares) to Viewlocity's Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock received nominal cash consideration.

      On November 15, 2002, SynQuest consummated the Private Placement. SynQuest issued an aggregate of 11,106,828 shares of Series A Preferred for aggregate consideration of $27,767,070, including 5,280,000 shares of Series A Preferred issued to Tilion.


                                Page 6 of 9 Pages
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      The shareholders of SynQuest approved the Viewlocity Merger and the
Private Placement, including an amendment to SynQuest's Articles of Incorporation to designate the terms and preferences of the Series A Preferred, at SynQuest's 2002 Annual Meeting of Shareholders held on November 15, 2002. The terms of the Series A Preferred are set forth in the Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest filed as
Exhibit 5 hereto and incorporated by reference.

      The previous Voting Agreement between Tilion and the SynQuest Shareholders has been amended and restated (as amended and restated, the "Voting Agreement") as of September 20, 2002 to contemplate the terms of the Stock Purchase Agreement.

      Tilion, SynQuest and Ticket Acquisition Corp. entered into a Tilion Merger Termination Agreement as of September 20, 2002.

      On November 15, 2002, concurrently with the consummation of the Viewlocity Merger and the Private Placement, the Shareholders Agreement became effective. Pursuant to the Shareholders Agreement, the following persons were elected as directors of the Company: William Geary, Scott Tobin, Jim Wilson, William Stuek and C. Jeffrey Simpson.

      Item 5. Interest in Securities of the Issuer.


      The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Tilion individually has beneficial ownership of 5,280,000 shares of SynQuest Common Stock (approximately 31.1% of the shares of the SynQuest Common Stock). As a member of a group, Tilion has beneficial ownership of 14,213,750 shares of Common Stock (approximately 83.6% of the shares of SynQuest Common Stock). The foregoing percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, (the 2,946,797 shares of Common Stock currently outstanding, the 2,946,857 shares issued to Viewlocity Series F preferred stockholders at the time of the Viewlocity Merger, and the 11,106,828 shares of Series A Preferred. The percentages in this paragraph assume the full conversion of the Series A Preferred into shares of Common Stock.

(b) Tilion has sole power to vote, sole power to direct the vote of, sole power to dispose and sole power to direct the disposition of 5,280,000 shares of Common Stock. Tilion has shared power to vote, shared power to direct the vote of, shared power to dispose and shared power to direct the disposition of the 14,213,750 shares of Common Stock beneficially owned by the group.

(c) On November 15, 2002, (1) SynQuest issued an aggregate of 2,946,857 shares of Common Stock in the Viewlocity Merger, (2) Tilion acquired 5,280,000 shares of Series A Preferred and the Investors (including Tilion) acquired an aggregate of 11,106,828 shares of Series A Preferred in the Private Placement, and (3) the Shareholders Agreement became effective, all as described in Item 3 of this Amendment No. 1.


                                Page 7 of 9 Pages
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(d)   Each of the Investors (excluding C.J. Simpson) have the right, and each of
      North Bridge, Venrock and Lucent will have the right, upon receipt of shares of Series A Preferred upon the liquidation of Tilion, to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the class of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following information:

      Other than as described in the Original Schedule 13D, Items 3, 4 and 5 of this Amendment No. 1 and the agreements filed as exhibits to the Original
Schedule 13D and this Amendment No. 1 which are herein incorporated by reference, Tilion and the Listed Persons (to the knowledge of Tilion) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits:

                                  EXHIBIT NAME:

1. Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (incorporated by reference to ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

2. Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

3. Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

4. Amended and Restated Shareholders' Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

5. Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SynQuest, Inc., on November 22,
      2002).


                                Page 8 of 9 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TILION, INC.


Dated:  November 25, 2002              By:      /s/ Peter R. Shields
                                           -----------------------------
                                           Peter R. Shields
                                           President and Chief Executive Officer


                                Page 9 of 9 Pages